UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc. One Talbots Drive Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The Talbots, Inc. Retirement Savings Voluntary Plan:
We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
June 27, 2008

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Cash	$52,771	$437,682

Participant-directed investments — at fair value:
Participant loans	4,129,405	3,731,797
Common stock — The Talbots, Inc.	5,823,622	11,310,222
Mutual funds	137,552,169	110,170,169
Common/collective trusts	24,361,086	34,065,972

Total investments	171,866,282	159,278,160

Receivables:
Due from broker for investments sold	53,204,577	36,558
Dividends and interest	52,771	40,793

Total receivables	53,257,348	77,351

Total assets	225,176,401	159,793,193

LIABILITIES:
Payable to broker for investments purchased	53,376,096	369,458
Accrued management fee	2,976	2,762
Excess contributions payable	176,463	227,972

Total liabilities	53,555,535	600,192

NET ASSETS AVAILABLE FOR BENEFITS	$171,620,866	$159,193,001

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CONTRIBUTIONS:
Employer	$3,754,296	$3,850,513
Employee	12,174,496	11,887,342
Rollover	441,743	488,117

Total contributions	16,370,535	16,225,972

INVESTMENT ACTIVITY:
Dividend and interest income	8,698,455	5,377,061
Net appreciation/(depreciation) in fair value of investments	(902,144)	12,268,383

Total investment activity	7,796,311	17,645,444

DEDUCTIONS:
Benefit payments	(11,585,838)	(11,889,327)
Administrative expenses	(153,143)	(112,106)

Total deductions	(11,738,981)	(12,001,433)

NET INCREASE	12,427,865	21,869,983

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	159,193,001	137,323,018

End of year	$171,620,866	$159,193,001

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989, amended and restated effective as of January 1, 1997, and subsequently amended thereafter for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the eligibility year of service. Effective January 1, 2008, employees are eligible to participate in the Plan on their date of hire provided they are age 18. Ameriprise Trust Co. (“ATC”) Retirement Services, formerly American Express Trust Co. Retirement Services, served as both trustee and recordkeeper of the Plan for the period from January 1, 2007 to March 31, 2007 and for the full year of 2006. Effective April 1, 2007, Wachovia Corporation became the trustee and recordkeeper of the Plan. Wachovia Corporation served as trustee and recordkeeper of the plan for the period from April 1, 2007 to December 31, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. Prior to January 1, 2008, this agreement provided that the participant accept a reduction in compensation in an amount equal to 1% to 50% of the participant’s compensation, subject to Internal Revenue Code (the “Code”) limitations. Effective January 1, 2008, participants may accept a reduction in compensation in an amount equal to 1% to 60% of compensation subject to Code limitations. Participants who are age 50 and older are permitted to make additional catch-up contributions. During each Plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the years ended December 31, 2007 and 2006 was 50% of the participant contribution up to 6% of the participant’s compensation.

Participants may also make contributions from after-tax dollars by entering into a compensation reduction authorization agreement. Prior to January 1, 2008 this agreement provided that the participant accept a reduction in compensation in an amount equal to 1% to 50% of the participant’s compensation provided the combination of both pre-tax and after-tax contributions do not exceed 50% of compensation. Effective January 1, 2008, participants may accept a reduction in compensation in an amount equal to 1% to 60% of compensation provided the combination of both pre-tax and after-tax contributions do not exceed 60% of compensation. After-tax contributions are not subject to matching provisions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, one common/collective trust, and a Company common stock fund as investment options for participants.

Vesting and Forfeitures — All participant contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $196,609, and $228,560, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company contributions. During the years ended December 31, 2007 and 2006, forfeitures of $133,553 and $94,270, respectively, were used to pay administrative expenses. Because the Company elected not to reduce the amount of its contributions in 2007 and 2006, Company contributions were reduced by $0 in both years.

Benefit Arrangements — The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59-1/2. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Company common stock fund in the form of whole shares of Company common stock.

Participant Loans — Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2007, interest rates on outstanding loans range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices. Shares of mutual funds are recorded at net asset value based on quoted market prices. Fair values of investments that do not have readily ascertainable market values (such as common/collective trusts) have been determined by the trustee based on the underlying fair value of the assets of the portfolio. These investments aggregated $24,361,086 or 10.8% of the assets of the Plan at December 31, 2007 and $34,065,972 or 21.3% of the assets of the Plan at December 31, 2006.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments — Benefit payments to participants are recorded when paid.

Administrative Expenses — Most expenses incurred in administering the Plan, including those necessary for the administration of the Plan, are paid out of the principal or income of the Plan unless paid by the Company at its sole discretion.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability, establishes a fair value hierarchy that prioritizes the information used to develop those assumptions, and expands the related disclosure requirements. Under the standard, fair value measurements are to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 defines fair value based upon an exit price model. The FASB also issued FASB Staff Position (“FSP”) 157-2 in February 2008. FSP 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. The Plan does not expect the adoption of SFAS No. 157 to have a material effect on its net assets or changes in net assets available for benefits.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments, and the volatility in earnings caused by measuring related financial assets and liabilities differently. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. The Plan adopted SFAS No. 159 as of January 1, 2008 and it does not have a material effect on the Plan’s net assets or changes in net assets available for benefits.

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2007	2006
Common stock — The Talbots, Inc.	**	$11,310,222
RVST Income Fund II	*	23,343,178
RVST Equity Index Fund II	$24,361,086	10,543,923
RVS Large Cap Equity Fund	*	28,246,257
Fidelity Value Fund	13,520,108	*
Fidelity Spartan U.S. Equity Index Fund	39,684,469	*
American Balanced Fund	26,048,993	23,765,104
PIMCo Total Return Fund	10,049,079	8,182,565
Davis New York Venture Fund (Class A)	15,425,400	14,416,862
Baron Asset Fund	*	12,347,887
Janus Overseas Fund	26,433,049	19,975,041

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2007	2006
At fair value:
Common stock — The Talbots, Inc.	$(5,653,423)	$(1,509,777)
Common/collective trusts:
RVST Income Fund II	1,092,267	979,227
RVST Equity Index Fund II ***	544,947	1,392,284
Mutual funds:
Columbia Small Cap Value I Fund	(273,004)	54,952
Fidelity Value Fund	0	*
Fidelity Spartan U.S. Equity Index Fund	0	*
Brandywine Blue Fd Inc.	121,509	13,852
RVS New Dimensions Fund	*	(145,664)
RVS Large Cap Equity Fund ***	(2,521,718)	1,917,821
PIMCo Total Return Fund	692,269	(91,550)
Davis New York Venture Fund (Class A)	576,205	1,761,122
Baron Asset Fund ***	821,510	676,319
Janus Overseas Fund	3,389,174	5,764,189
American Balanced Fund	308,120	1,455,608

Net appreciation (depreciation) in fair value of investments	$(902,144)	$12,268,383

*	At December 31, 2007 or 2006, these investment options were not available under the Plan and, therefore, their balances were $0.

**	At December 31, 2007, the Plan’s investment did not represent five percent of the Plan’s net assets available for benefits.

***	On December 31, 2007, these funds were no longer available to participants as investments. The investments were liquidated on December 31, 2007 and the proceeds of $53,204,577 and cash on hand were used to purchase investments in the Fidelity Value Fund and the Fidelity Spartan U.S. Equity Index Fund.
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds that are managed by the trustee and custodian as defined by the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were included as a reduction of the return earned for each fund. Additionally, fees paid by the Plan to the trustee for recordkeeping services were $28,295 and $27,746 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 492,696 and 469,296 shares, respectively, of common stock of the Company, with a fair value of $5,823,622 and $11,310,222, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $239,818 and $235,769, respectively, from common stock of the Company.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt.

7.	VOLUNTARY CORRECTION PROGRAM

During 2007, the Company discovered that the Plan was not amended on a timely basis for interim amendments pursuant to section 5 of Revenue Procedure 2005-66. The Company adopted amendments required to correct the failure identified above on January 22, 2007. The Company has implemented procedures to ensure that future plan amendments are adopted on a timely basis.

The Company filed a Voluntary Correction Program (“VCP”) submission with the IRS, which further details these matters and the Company’s proposal for correcting them. The corrections were approved by the IRS on March 24, 2008, and the Company has implemented such corrections.

None of these items has a material impact on the Plan’s net assets available for benefits, and as a result of the VCP filing the Company does not expect errors to affect the Plan’s tax status.

8.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $176,463 and $227,972 in 2007 and 2006, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$171,620,866	$159,193,001
Cumulative deemed loans (principal) on the Form 5500	(23,678)	(37,660)

Net assets available for benefits per the Form 5500	$171,597,188	$159,155,341

The following is a reconciliation of the Plan’s net income as reported in Form 5500 to net increase in net assets available for benefits per the financial statements:

	2007	2006
Net income per Form 5500	$12,441,847	$21,872,010
Loans shown as deemed loans on the Form 5500	(3,755)	15,533
Deemed loans offset by total distributions	(10,178)	(17,304)
Interest on deemed loans	(49)	(256)

Net increase in net assets available for benefits per the financial statements	$12,427,865	$21,869,983

******

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	b) Identity of Issue,	c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Interest Rate,	d) Cost	e) Current
a)	Similar Party	Collateral, and Par or Maturity Value	**	Value
		Mutual Funds:
	PIMCo Funds	PIMCo Total Return Fund		$10,049,079
	Fidelity	Fidelity Spartan U.S. Equity Index Fund		39,684,469
	Fidelity	Fidelity Value Fund		13,520,108
	American Funds	American Balanced Fund		26,048,994
	Brandywine	Brandywine Blue Fd Inc.		3,878,603
	Columbia Funds	Columbia Small Cap Value I Fund		2,172,818
	Davis Funds	Davis New York Venture Fund (Class A)		15,425,400
	Janus	Janus Overseas Fund		26,433,049
	Evergreen	Evergreen Money Market Fund		339,649

		Total mutual funds		137,552,169

		Common/Collective Trust:
*	RiverSource Funds	RVST Income Fund II		24,361,086

*	The Talbots, Inc.	Common Stock		5,823,622

*	Participants	Participant loans (interest rates ranging from 5.0% to 10.5%, various maturity dates through June 2017)		4,129,405

	TOTAL INVESTMENTS			$171,866,282

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and therefore, has not been included.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
Date: June 27, 2008	By:	/s/ Edward L. Larsen
Edward L. Larsen
Pension Investment Committee Member

	By:	/s/ John Fiske, III
John Fiske, III
Pension Investment Committee Member

Exhibit Index
Exhibit 23.1     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM